

Mail Stop 4628

September 27, 2016

Via E-mail
Mr. Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
1001 Noble Energy Way
Houston, TX 77070

> **Re:** **Noble Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 001-07964**

Dear Mr. Fisher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Business and Properties, page 2

Proved Reserves Disclosures, page 19

Proved Undeveloped Reserves, page 20

1. You disclose that you expect your U.S. proved undeveloped reserves to be converted to proved reserves "well within a five-year period". You also disclose that, except for the Alba field PUDs of 70MMBoe, you have no material PUDs that have remained undeveloped for five years or more since initial disclosure. Revise this disclosure to clarify whether you have any proved undeveloped reserves, other than the Alba field PUDs, which will not be converted to developed reserves within five years from initial disclosure. To the extent that you have any such proved undeveloped reserves, disclose the specific circumstances that justify a longer time.

2.   We note your disclosure regarding 98MMBoe of proved undeveloped reserves associated with drilled but uncompleted wells. Confirm to us that you have adopted development plans for these locations that will result in their conversion to developed reserves within five years of initial disclosure. Otherwise, explain your basis for concluding that reporting these volumes as proved undeveloped reserves is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Results of Operations, page 65

(Gain) Loss on Commodity Derivative Instruments, page 75

3.   We note your disclosures of multiple factors when explaining the change between periods in the reported amounts of (gain) loss on commodity derivative instruments and that you referenced other note disclosures. However, you did not indicate the amount attributable to each factor. To the extent two or more factors contribute to a material change in the reported amounts, revise the disclosure to indicate the amount attributable to each factor. Refer to FRC §501.04 for additional guidance.

Financial Statements and Supplementary Data, page 93

Consolidated Statements of Operations, page 97

4.   We note your presentation of Income from Equity Method Investees as a component of revenues. Rule 5-013(b)(12) of Regulation S-X indicates that equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons should be shown outside of operating income or expenses, unless circumstances justify a different presentation. Given that income from equity method investees represents the net of revenues and expenses, explain your basis for concluding that presentation as revenue is appropriate.

Consolidated Statements of Cash Flows, page 100

5.   For the year ended December 31, 2015, you disclosed $0 and $(70) million related to proceeds from Credit Facilities and repayment of Credit Facilities, respectively. Please reconcile to your disclosure in MD&A and Note 17 where you stated you "used approximately $150 million of the net proceeds [from the March 2015 equity offerings] to repay outstanding indebtedness" under your revolving credit facility.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources